SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Goodrich Petroleum Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

382410843
(CUSIP Number)

October 12, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382410843	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Shenkman Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,669 shares of Common Stock (including 998,942 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,669 shares of Common Stock (including 998,942 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[1]
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,669 shares of Common Stock (including 998,942 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[1]
12	TYPE OF REPORTING PERSON IA; CO

1 Does not include additional shares of Common Stock issuable upon the conversion of certain convertible notes and the exercise of certain warrants, which each contain a blocker provision providing that such securities may not be converted or exercised to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or the holder's affiliates, would beneficially own in excess of 9.9% of the Issuer's outstanding shares of Common Stock.

The information on row (11) set forth on this cover page reflects the percentage as of each of October 12, 2016, December 31, 2016 and the date of this filing. The information set forth on rows (6), (8) and (9) of this cover page reflects the number of shares of Common Stock as of each of December 31, 2016 and the date of this filing. The information set forth on rows (6), (8) and (9) of this cover page as of October 12, 2016 was 725,362 shares of Common Stock (including 723,635 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants), calculated based on the number of shares of Common Stock outstanding as of such time.

CUSIP No. 382410843	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Shenkman Energy Opportunity Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 393,501 shares of Common Stock (including 392,219 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[2]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 393,501 shares of Common Stock (including 392,219 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[2]
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,501 shares of Common Stock (including 392,219 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%[2]
12	TYPE OF REPORTING PERSON OO

2 Includes shares of Common Stock issuable upon the conversion of certain convertible notes and the exercise of certain warrants, which each contain a blocker provision providing that such securities may not be converted or exercised to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or the holder's affiliates, would beneficially own in excess of 9.9% of the Issuer's outstanding shares of Common Stock.

The information set forth on rows (6), (8) and (9) of this cover page reflects the number of shares of Common Stock as of each of October 12, 2016, December 31, 2016 and the date of this filing. The information on row (11) set forth on this cover page reflects the percentage as of each of December 31, 2016 and the date of this filing. The information set forth on row (11) of this cover page as of October 12, 2016 was 5.6%, calculated based on the number of shares of Common Stock outstanding as of such time.

CUSIP No. 382410843	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Four Points Multi-Strategy Master Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 375,156 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants[3]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 375,156 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants[3]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,156 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%[3]
12	TYPE OF REPORTING PERSON OO

3 Includes shares of Common Stock issuable upon the conversion of certain convertible notes and the exercise of certain warrants, which each contain a blocker provision providing that such securities may not be converted or exercised to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or the holder's affiliates, would beneficially own in excess of 9.9% of the Issuer's outstanding shares of Common Stock.

The information set forth on rows (6), (8) and (9) of this cover page reflects the number of shares of Common Stock as of each of October 12, 2016, December 31, 2016 and the date of this filing. The information on row (11) set forth on this cover page reflects the percentage as of each of December 31, 2016 and the date of this filing. The information set forth on row (11) of this cover page as of October 12, 2016 was 5.4%, calculated based on the number of shares of Common Stock outstanding as of such time.

CUSIP No. 382410843	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Mark R. Shenkman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,669 shares of Common Stock (including 998,942 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,669 shares of Common Stock (including 998,942 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[1]
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,669 shares of Common Stock (including 998,942 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants)[1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[1]
12	TYPE OF REPORTING PERSON IN

1 Does not include additional shares of Common Stock issuable upon the conversion of certain convertible notes and the exercise of certain warrants, which each contain a blocker provision providing that such securities may not be converted or exercised to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or the holder's affiliates, would beneficially own in excess of 9.9% of the Issuer's outstanding shares of Common Stock.

The information on row (11) set forth on this cover page reflects the percentage as of each of October 12, 2016, December 31, 2016 and the date of this filing. The information set forth on rows (6), (8) and (9) of this cover page reflects the number of shares of Common Stock as of each of December 31, 2016 and the date of this filing. The information set forth on rows (6), (8) and (9) of this cover page as of October 12, 2016 was 725,362 shares of Common Stock (including 723,635 shares of Common Stock issuable upon conversion of certain convertible notes and exercise of certain warrants), calculated based on the number of shares of Common Stock outstanding as of such time.

CUSIP No. 382410843	13G	Page 6 of 11 Pages

Item 1(a).	NAME OF ISSUER

Goodrich Petroleum Corporation (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

801 Louisiana St., Suite 700 Houston, Texas 77002.

Item 2(a).	NAME OF PERSON FILING

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	Shenkman Capital Management, Inc. ("Shenkman Capital"), a New York corporation;

	(ii)	Shenkman Energy Opportunity Master Fund Ltd. ("Shenkman Master Fund"), a Cayman Islands exempted company;

	(iii)	Four Points Multi-Strategy Master Fund, Inc. ("Four Points Master Fund"), a Cayman Islands exempted company; and

	(iv)	Mark R. Shenkman ("Mr. Shenkman").

Shenkman Capital serves as the investment advisor to various investment funds and separately managed accounts, including Shenkman Master Fund and Four Points Master Fund (collectively, the "Clients") and, as such, may be deemed to have voting and dispositive power with respect to the securities held by such Clients. Mr. Shenkman is the indirect principal owner of Shenkman Capital.

Each of Shenkman Master Fund, Four Points Master Fund and Mr. Shenkman hereby disclaims any beneficial ownership of any shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of Shenkman Capital is: 461 Fifth Ave, 22nd Floor New York, NY 10017

The principal business address of each of Shenkman Master Fund and Four Points Master Fund is:

c/o Mourant Ozannes Corporate Services (Cayman) Limited

94 Solaris Avenue, Camana Bay, PO Box 1348

Grand Cayman, Cayman Islands KY1-1108

CUSIP No. 382410843	13G	Page 7 of 11 Pages

The principal business address of Mr. Shenkman is: c/o Shenkman Capital Management, Inc. 461 Fifth Ave, 22nd Floor New York, NY 10017

Item 2(c).	CITIZENSHIP

Shenkman Capital is organized under the laws of the State of New York. Each of Shenkman Master Fund and Four Points Master Fund is organized under the laws of the Cayman Islands. Mr. Shenkman is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

382410843

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 382410843	13G	Page 8 of 11 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Such information does not include additional shares of Common Stock issuable upon: (x) the conversion of certain convertible notes and the exercise of certain warrants, which are each subject to a blocker provision providing that such securities may not be converted or exercised to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or the holder's affiliates, would beneficially own in excess of 9.9% of the Issuer's outstanding shares of Common Stock, and (y) the exercise of certain other warrants that the Reporting Persons have the right to exercise only upon the satisfaction of certain conditions precedent outside the control of the Reporting Persons, because such conditions precedent have not yet been satisfied.

The percentages used in this Schedule 13G as of October 12, 2016 are calculated based upon 6,603,261 shares of Common Stock outstanding, which is the sum of (i) 5,757,500 shares of Common Stock issued to the Issuer's former second lien noteholders, (ii) 117,500 shares of Common Stock issued to the Issuer's former unsecured noteholders and former holders of general unsecured claims and (iii) 728,261 shares of Common Stock issued under the Issuer’s management incentive plan as of October 12, 2016, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2016.

The percentages used in this Schedule 13G as of December 31, 2016 are calculated based upon 9,108,826 shares of Common Stock outstanding, which is the sum of (i) 6,836,099 shares of Common Stock outstanding as of December 6, 2016, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 12, 2016 and (ii) 2,272,727 shares of Common Stock issued by the Issuer in a private placement that closed on December 22, 2016, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2016.

The percentages used in this Schedule 13G as of the date of this filing are calculated based upon 9,108,826 shares of Common Stock outstanding as of May 9, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 filed with the Securities and Exchange Commission on May 9, 2017.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

CUSIP No. 382410843	13G	Page 9 of 11 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 382410843	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 22, 2017	SHENKMAN CAPITAL MANAGEMENT, INC.

/s/ Mark R. Shenkman
Name: Mark R. Shenkman
Title: President

SHENKMAN ENERGY OPPORTUNITY MASTER FUND LTD.

/s/ Mark R. Shenkman
Name: Mark R. Shenkman
Title: Director

FOUR POINTS MULTI-STRATEGY MASTER FUND, INC.

/s/ Mark R. Shenkman
Name: Mark R. Shenkman
Title: Director

/s/ Mark R. Shenkman
MARK R. SHENKMAN

CUSIP No. 382410843	13G	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 22, 2017	SHENKMAN CAPITAL MANAGEMENT, INC.

/s/ Mark R. Shenkman
Name: Mark R. Shenkman
Title: President

SHENKMAN ENERGY OPPORTUNITY MASTER FUND LTD.

/s/ Mark R. Shenkman
Name: Mark R. Shenkman
Title: Director

FOUR POINTS MULTI-STRATEGY MASTER FUND, INC.

/s/ Mark R. Shenkman
Name: Mark R. Shenkman
Title: Director

/s/ Mark R. Shenkman
MARK R. SHENKMAN